COHEN & STEERS ACTIVE COMMODITIES FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

April 11, 2014

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers Active Commodities Fund, Inc.

File Numbers: 333-193955; 811-22938

Ladies and Gentlemen:

On behalf of Cohen & Steers Active Commodities Fund, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is Pre-Effective Amendment No. 2 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2014 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment. References to page numbers herein refer to page numbers in the Amendment.

The Amendment is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided to Ms. Dana A. Devivo, Esq., Associate Counsel of Cohen & Steers Capital Management, Inc., by John Grzeskiewicz of the Staff in a letter dated March 14, 2014. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectuses (the “Prospectus”) or statement of additional information (the “SAI”) are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment. Certain other stylistic and clarifying changes have been made in the Amendment.

In addition, please note that we have separately provided Composite Performance for your review and we have also decided not to offer Class R Shares at this time and have removed all references to Class R Shares from the prospectuses. Initially, the Fund will only offer four classes of shares, Class A, Class C, Class I and Class Z Shares.

PROSPECTUS – CLASS A & C SHARES

Fund Fees and Expenses, page 1

1.	Staff Comment: Confirm in your response letter that there will be no “Acquired Fund Fees and Expenses”, or if there are, that they will be less than one basis point. In addition, please explain how fees and expenses of the Fund’s wholly-owned Cayman Islands subsidiary (the “Subsidiary”) will be accounted for? Also, please confirm in your response letter that the Fund does not intend to invest a material amount in other pooled investments in the first year.

Response: The Fund confirms that the line item “Acquired Fund Fees and Expenses” is not included because the Fund does not anticipate acquired fund fees and expenses to exceed 0.01% of the average net assets of the Fund. The fees and expenses of the Fund’s Subsidiary will be accounted for within “Other Expenses.” In addition, the Fund confirms that the Fund does not intend to invest a material amount in other pooled investments in the first year.

2.	Staff Comment: Since “Other Expenses” is being subdivided into a further subcaption, add another line showing the total of all “Other Expenses”. See Item 3.3(c)(iii) of Form N-1A.

Response: A subcaption titled “Total Other Expenses” has been added to the fee table directly above the subcaption titled “Total Annual Fund Operating Expenses.”

3.	Staff Comment: Disclose in a footnote that “Other Expenses” are based on estimated amounts for the current fiscal year. See Item 3.6(a) of Form N-1A.

Response: A footnote 2 has been added to the fee table to explain that “Other Expenses” are based on estimated amounts for the current fiscal year.

4.	Staff Comment: In the narrative under “Example” delete the statement that the Advisor did not waive its fee and/or reimburse expenses. This disclosure is superfluous since the fee table does not reflect a fee waiver or expense reimbursement.

Response: The Fund respectfully submits that the statement under “Example” that indicates that the Advisor did not waive its fee and/or reimburse expenses after the first year has not been deleted because the Fund has decided to implement a fee waiver. The fee table has been updated to reflect the addition of a fee waiver.

Principal Investment Strategies, pages 1-2

5.	Staff Comment: Since “commodities” appears in the Fund’s name, add a statement that, under normal circumstance, 80% of the value of the value of the net assets, plus the amount of any borrowings for investment purposes, will be invested in commodities and commodity-related investments. See Rule 35d-1(a)(2) under the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund has added the following disclosure under “Principal Investment Strategies”:

“Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of exchange-traded commodity futures contracts and other commodity-related derivative instruments, either directly or through a subsidiary. For purposes of this 80% investment policy, the Fund will generally value exchange-traded futures contracts and commodity-related derivative instruments at their notional value.”

The Fund respectfully submits that notional value is the appropriate way to calculate the true economic value of exchange-traded commodity futures contracts and other commodity-related derivative investments for purposes of the Fund’s 80% test. The Fund values exchange-traded futures contracts and other commodity-related derivative investments at notional value because the market value of exchange-traded futures and other similar commodity-related derivative instruments is typically small and does not accurately reflect the Fund’s true economic exposure to commodities via the commodity-related derivative. The Fund believes that valuing exchange-traded futures and other commodity-related derivative investments at notional value is a more accurate way to value these types of investments than market value and is in accordance with the Fund’s name and Rule 35d-1. In addition, because of the significant amount of collateral that the Fund is required to post with respect to these derivative instruments, the Fund will be unable to meet the 80% test if the Fund calculates the value of the exchange-traded commodity futures contracts and other commodity-related derivative investments using only market value, which would seem to undercut the SEC’s position, set forth in the adopting release for Rule 35d-1, that a Fund may obtain economic exposure for purposes of its 80% test through the use of synthetic instruments such as derivatives. See Investment Company Names,
Release No. IC-24828 at footnote 13, January 17, 2001. The Fund will use market value when the Fund believes that the use of market value is appropriate.

6.	Staff Comment: Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

Response: The Fund has reviewed its derivatives disclosure in light of the letter referenced above and believes its disclosure is consistent with the observations therein.

7.	Staff Comment: With respect to the Fund’s investment in the Subsidiary, a controlled foreign corporation (CFC):

(a)	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: For purposes of monitoring compliance with the 1940 Act (including Sections 8 and 18) and the Fund’s investment restrictions, the Fund will consider the assets of the CFC to be assets of the Fund.

(b)	Disclose that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response: The Fund confirms that Cohen & Steers Capital Management, Inc., the investment adviser to the CFC, complies with the 1940 Act (including Section 15) as an investment adviser to the Fund. The Fund also confirms that the investment advisory agreement between the CFC and Cohen & Steers Capital Management, Inc. will be included as an exhibit to the registration statement.

(c)	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response: For purposes of monitoring compliance with the 1940 Act (including Section 17) and the Fund’s investment restrictions, the Fund will consider the assets of the CFC to be assets of the Fund. The CFC will have the same custodian as the Fund, State Street Bank and Trust Company.

(d)	Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel. Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Response: Section 951(a) of the Internal Revenue Code of 1986, as amended (the “Code”), contains income inclusion rules applicable to certain investors in foreign corporations constituting so-called CFCs. In general, a foreign corporation is a CFC if more than 50 percent of its stock, by value or vote, is owned by “United States shareholders.” The Fund’s Subsidiary will be a CFC because 100 percent of its voting power is owned by the Fund, which for these purposes is a “United States shareholder.” The CFC is formed exclusively to carry out activities that give rise to Subpart F income (in this case, its commodities-related investments), and consequently the Fund will have an income inclusion under Section 951(a)(1)(A)(i) of the Code corresponding to the CFC’s Subpart F income. Under Section 851(b) of the Code, this income inclusion will be treated as a dividend, and thus will constitute “qualifying income” for the Fund under Section 851(b)(2)(A) of the Code, to the extent there is a distribution to the Fund by the CFC (i) out of the CFC’s earnings and profits for the taxable year (ii) which is attributable to the income included by the Fund under Section 951(a)(1)(A)(i) of the Code. The CFC plans to make such distributions to the Fund; and therefore, the Fund will not be relying on an opinion from counsel as it will comply directly with the Code.

In addition, the Fund confirms that the CFC’s principal investment strategies and principal risks will be substantially the same as those of the Fund and that the principal investment strategies and principal risk disclosures in the Fund’s prospectuses reflect the aggregate operations of the Fund and the CFC.

(e)	Confirm that the financial statements of the CFC will be consolidated with those of the Fund.

Response: The Fund intends to utilize the CFC in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. See Fidelity Select Portfolio, SEC No-Action Letter (pub. avail. April 29, 2008) (the “Fidelity Letter”). Consistent with the Fidelity Letter, the CFC’s financial statements will be consolidated with and into the Fund’s financial statements, which are audited by a registered public accounting firm and filed with the SEC in accordance with federal securities laws.

(f)	Confirm in your response to these comments that: (1) the CFC’s expenses will be included in the Fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (4) the CFC’s board of directors will sign the Fund’s registration statement.

Response: The Fund confirms that: (1) as indicated in response to comment 1 above, the CFC’s expenses will be included within the line item “Other Expenses” in the Fund’s prospectus fee table; (2) the CFC has agreed to service of process within the United States and the Fund will in the future seek to have the directors of the CFC agree to service of process within the United States if and to the extent required at the time under applicable law; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (4) the Fund will in the future seek to have the directors of the CFC sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

Who Should Invest? page 5

8.	Staff Comment: The bullet points in this section only refer to the investors for which this Fund is suitable and, by implication, the features that would appeal to those investors. This disclosure should be balanced by bullet points that refer to the risks that render the Fund unsuitable for investors unwilling, or unable, to assume such risks.

Response: The Fund respectfully submits that it has removed the “Who Should Invest” sections from the prospectuses.

ADDITIONAL INFORMATION

Tax Considerations, page 18

9.	Staff Comment: The final paragraph of this page raises the possibility that some distributions to shareholders may be return of capital. Many investors may not fully understand the concept of return of capital. Please clarify in the prospectus that:

•	Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

•	Shareholders should not assume that the source of a distribution from the fund is net profit.

In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response: Disclosure addressing the source of distributions constituting a return of capital has been added to the final paragraph on page 18. In addition, the Fund does intend to report a distribution yield and the Fund confirms that if the Fund reports a distribution yield at any point prior to finalizing its tax figures, the Fund will disclose the estimated portion of the distribution yield that results from return of capital. The Fund will also accompany any use of distribution yield with the total return and/or SEC yield.

PROSPECTUSES – CLASS I, R AND Z SHARES

10.	Staff Comment: Same comments apply here as in the Prospectus for Classes A and C.

Response: The responses as set forth above will apply to the Prospectus for Classes A and C, the Prospectus for Class I and the Prospectus for Class Z. The Fund respectfully submits that it has decided not to offer Class R Shares at this time and that all references to Class R Shares have been removed from the prospectuses.

STATEMENT OF ADDITIONAL INFORMATION

Investment Strategies and Polices, pages 3 to 38

11.	Staff Comment: Some investments described here are not mentioned in the Fund’s three prospectuses. To the extent that the Fund intends to invest in such investments so that they might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, and their accompanying risks, should be discussed in the prospectuses.

Response: The Fund has identified in its prospectuses the investments in which it intends to principally invest and such investments’ accompanying risks. The Fund believes its current disclosure is appropriate in light of the requirements of
Form N-1A and the manner which it is expected that the Fund will be managed.

12.	Staff Comment: Why does the Fund have no policy concerning real estate or concentration?

Response: A fundamental policy concerning real estate has been added to reflect that the Fund may not purchase or sell real estate or mortgages on real estate except that the Fund may invest in securities of companies that deal in real estate or are engaged in the real estate business and that the Fund may hold and sell real estate or mortgages acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of such securities. In addition, a fundamental policy regarding concentration has been added to reflect a concentration in investments offering exposure to commodities.

GENERAL

13.	Staff Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Substantial information has been added to the Amendment to further complete the Registration Statement, including required exhibits. We understand that you may have further comments on the new portions of the Amendment, disclosures made in response to the Staff’s comments, information supplied supplementally or exhibits added in the Amendment.

14.	Staff Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement, other than for the Managed Dividend Policy.

Response: The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

15.	Staff Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: The Fund believes that the Amendment and this letter respond to the Staff’s comments. The Fund is aware that the Staff’s comments given in one section apply to other sections in the Registration Statement that contain the same or similar disclosure, and such conforming changes have been made.

*    *    *    *    *

We hope the Staff finds the revisions in the Amendment responsive to comments on the Registration Statement. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary

cc:	Michael Doherty

COHEN & STEERS ACTIVE COMMODITIES FUND, INC

280 Park Avenue, 10th Floor

New York, New York 10017

April 11, 2014

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers Active Commodities Fund, Inc.

File Numbers: 333-193955; 811-22938

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS ACTIVE COMMODITIES FUND, INC

/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary